UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Unaudited condensed consolidated financial statements

as of and for the three months ended March 31, 2017 and 2018

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2017 and March 31, 2018

(Reais and Dollars in thousands)

		December 31,		March 31,
Assets	Note	2017		2018		2018
		BRL		BRL		USD
						Note 2.2
Current assets:
Cash and cash equivalents	9	R$	395,962	R$	60,652	US$	18,248
Restricted cash			19,397		22,161		6,667
Trade accounts receivables, net	10		113,168		110,166		33,145
Inventories, net	11		456,632		469,882		141,369
Recoverable taxes	12		80,047		81,279		24,454
Prepaid expenses and other current assets			48,352		58,578		17,624

Total current assets			1,113,558		802,718		241,507

Non-current assets:
Restricted cash			15,048		17,291		5,202
Judicial deposits	24		106,914		109,886		33,060
Recoverable taxes	12		70,765		71,777		21,595
Other assets			1,950		1,950		587
Due from related parties	23		12		11		3
Property and equipment, net	13		73,039		80,198		24,128
Intangible assets, net	14		115,839		119,787		36,039

Total non-current assets			383,567		400,900		120,614

Total assets		R$	1,497,125	R$	1,203,618	US$	362,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2017 and March 31, 2018

(Reais and Dollars in thousands)

		December 31,		March 31,
Liabilities and Shareholders’ Equity	Note	2017		2018		2018
		BRL		BRL		USD
						Note 2.2
Current liabilities:
Trade accounts payable	15	R$	365,835	R$	273,492	US$	82,283
Reverse factoring	16		148,928		61,126		18,390
Current portion of long-term debt	18		106,577		104,104		31,321
Taxes and contributions payable			19,875		19,781		5,951
Deferred revenue	7		3,732		3,733		1,123
Accrued expenses	17		120,366		94,157		28,328
Other current liabilities			31,017		32,392		9,745

Total current liabilities			796,330		588,785		177,141

Non-current liabilities:
Long-term debt, net of current portion	18		179,394		153,686		46,238
Provision for labor, civil and tax risks	24		12,523		13,677		4,115
Deferred revenue	7		25,502		24,550		7,386
Other non-current liabilities			27		30		9

Total non-current liabilities			217,446		191,943		57,748

Total liabilities			1,013,776		780,728		234,889

Shareholders’ equity:
Share capital			244		244		73
Additional-paid in capital			1,345,507		1,347,688		405,466
Treasury shares			(1,533)		(1,533)		(461)
Accumulated other comprehensive loss			(13,664)		(14,099)		(4,242)
Accumulated losses			(847,125)		(909,198)		(273,541)

Equity attributable to owners of the parent			483,429		423,102		127,295

Equity attributable to non-controlling interests			(80)		(212)		(63)

Total shareholders’ equity			483,349		422,890		127,232
Total liabilities and shareholders’ equity		R$	1,497,125	R$	1,203,618	US$	362,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the three months ended March 31, 2017 and 2018

(Reais and Dollars in thousands, except loss per share)

		For the three months ended in March 31,
	Note	2017		2018		2018
		BRL		BRL		USD
						Note 2.2
Net Sales	6	R$	396,228	R$	399,293	US$	120,131
Cost of sales	8a		(266,462)		(278,703)		(83,851)

Gross Profit			129,766		120,590		36,280

Operating expenses:
Selling and marketing expenses	8b		(101,526)		(110,598)		(33,274)
General and administrative expenses	8c		(31,627)		(53,719)		(16,162)
Other operating expenses, net			(1,092)		(1,117)		(336)

Total operating expenses			(134,245)		(165,434)		(49,772)

Operating loss			(4,479)		(44,844)		(13,492)

Financial income	8d		5,029		4,584		1,379
Financial expenses	8d		(38,267)		(20,077)		(6,040)

Loss before income tax			(37,717)		(60,337)		(18,153)

Income tax expense			—		—		—

Net Loss		R$	(37,717)	R$	(60,337)	US$	(18,153)

Net loss attributable to:
Owners of the Parent		R$	(37,508)	R$	(60,219)	US$	(18,118)
Non-controlling interests			(209)		(118)		(35)
Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(1.79)	R$	(1.94)	US$	(0.58)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, 2017 and 2018

(Reais and Dollars in thousands)

	For the three months ended in March 31,
	2017		2018			2018
	BRL		BRL			USD
						Note 2.2
Net Loss	R$	(37,717)	R$	(60,337)	US$	(18,153)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(1,688)		(449)		(135)
Cash flow hedges – effective portion of changes in fair value		(427)		—		—
Cash flow hedges – reclassified to initial cost of inventories		214		—		—
Cash flow hedges – reclassified to profit or loss		311		—		—

Other comprehensive income (loss)		(1,590)		(449)		(135)

Total comprehensive income (loss)		(39,307)		(60,786)		(18,288)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(39,052)	R$	(60,654)	US$	(18,248)
Non-controlling interests		(255)		(132)		(40)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2017 and 2018

(Reais and Dollars in thousands)

	For the three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
					Note 2.2
Cash flows from operating activities:
Net loss	R$	(37,717)	R$	(60,337)	US$	(18,153)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		4,561		4,681		1,408
Depreciation and amortization		8,091		15,888		4,780
Loss on disposal of property and equipment, and intangible assets		170		276		83
Share-based payment		(11,829)		2,557		769
Provision for labor, civil and tax risks		1,882		1,878		565
Interest expense, net		34,545		16,377		4,927
Provision for inventory losses		704		4,185		1,259
Other		179		4		1
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		3,287		(2,765)		(832)
Trade accounts receivable		66,907		(2,580)		(776)
Inventories		(38,952)		(17,563)		(5,284)
Recoverable taxes		(15,610)		(2,396)		(721)
Judicial deposits		(10,808)		(2,972)		(894)
Other assets		6,125		(10,208)		(3,070)
Increase (decrease) in:
Derivative financial instruments		(158)		—		—
Trade accounts payable		(38,556)		(92,053)		(27,695)
Reverse factoring		(9,854)		(87,802)		(26,416)
Taxes and contributions payable		(7,992)		81		24
Deferred revenue		(633)		(951)		(286)
Accrued expenses		(37,835)		(26,835)		(8,074)
Share-based payment		(943)		—		—
Other liabilities		5,911		(3)		—

Net cash provided by (used in) operating activities		(78,525)		(260,538)		(78,385)
Cash flows from investing activities:
Purchase of property and equipment		(2,164)		(10,544)		(3,172)
Purchase of intangible assets		(10,960)		(16,801)		(5,055)
Interest received on installment sales		10,018		961		289
Restricted cash		855		(2,242)		(675)

Net cash provided by (used in) investing activities		(2,251)		(28,626)		(8,613)
Cash flows from financing activities:
Proceeds from debt		115,764		3,839		1,155
Payments of debt		(17,902)		(31,765)		(9,557)
Payments of interest		(44,077)		(17,628)		(5,304)

Net cash provided by (used in) financing activities		53,785		(45,554)		(13,706)
Effect of exchange rate changes on cash and cash equivalents		251		(592)		(177)

Change in cash and cash equivalents		(26,741)		(335,310)		(100,881)
Cash and cash equivalents, beginning of period		111,304		395,962		119,129
Cash and cash equivalents, end of period		84,563		60,652		18,248

	R$	(26,741)	R$	(335,310)	US$	(100,881)
Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intagible assets (Note 17)	R$	2,993	R$	1,431	US$	431
Adjustment on initial application of IFRS 15 and IFRS 9		—		1,854		558

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2017 and 2018

(Reais and Dollars in thousand)

	Equity Attributtable to owners of the Parent
	Share Capital		Additional Paid-in Capital		Tresuary Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total Equity
	BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balance, January 1, 2017	R$	141	R$	821,988	R$	(1,533)	R$	(677,379)	R$	(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025
Comprehensive Income (Loss)
Net loss		—		—		—		(37,508)		—		—		(37,508)		(209)		(37,717)
Other comprehensive income (loss)		—		—		—		—		(1,642)		98		(1,544)		(46)		(1,590)

Total comprehensive income (loss)		—		—		—		(37,508)		(1,642)		98		(39,052)		(255)		(39,307)

Share-based payments		—		942		—		—		—		—		942		—		942

Balance, March 31, 2017	R$	141	R$	822,930	R$	(1,533)	R$	(714,887)	R$	(20,674)	R$	(447)	R$	85,530	R$	130	R$	85,660

Balance, January 1, 2018	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	—	R$	483,429	R$	(80)	R$	483,349
Adjustment on initial application of IFRS 15		—		—		—		(1,153)		—		—		(1,153)		—		(1,153)
Adjustment on initial application of IFRS 9								(701)						(701)		—		(701)
Adjusted balance, January 1, 2018		244		1,345,507		(1,533)		(848,979)		(13,664)		—		481,575		(80)		481,495
Comprehensive Income (Loss)
Net loss		—		—		—		(60,219)		—		—		(60,219)		(118)		(60,337)
Other comprehensive income (loss)		—		—		—		—		(435)		—		(435)		(14)		(449)

Total comprehensive income (loss)		—		—		—		(60,219)		(435)		—		(60,654)		(132)		(60,786)

Share-based payments		—		2,181		—		—		—		—		2,181		—		2,181

Balance, March 31, 2018	R$	244	R$	1,347,688	R$	(1,533)	R$	(909,198)	R$	(14,099)	R$	—	R$	423,102	R$	(212)	R$	422,890

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

1.	Organization and background

1.1	Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent”) was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Archy LLC (“Archy”), CDK Net Fund IC and HCFT Holdings.

The Company is a leading sports and lifestyle ecommerce destination in Latin America with operations in Brazil, Mexico and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion. The Company conducts its business mainly through its ecommerce websites (www.netshoes.com, www.shoestock.com and www.zattini.com).

The Company’s shares are offered, sold and registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol “NETS” and its Initial Public Offering (IPO) was completed on April 18, 2017.

1.2	Split of Shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company’s outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (See note 5).

2.	Summary of Significant Accounting Policies

2.1.	Statement of Compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2017 (“last annual financial statements”). These interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated financial statements for the three months period ended March 31, 2018 were authorized for issuance by the Board of Directors on May 10, 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

2.2.	Basis of Presentation

The functional currency of the Company is US dollar (“US$”) and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico use their respective currencies as their functional currencies.

Translations of balances in the condensed consolidated statement of financial positions, condensed consolidated statement of profit or loss, condensed consolidated statement of comprehensive income (loss) and condensed consolidated statement of cash flows from R$into US$are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$3.3238, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on March 29, 2018. No representation is made that the R$amounts could have been, or could be, converted, realized or settled into US$at that rate on March 31, 2018, or at any other rate. All values have been rounded to the nearest thousands of R$and US$, except where noted.

This interim information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in the financial statements for the year ended December 31, 2017, except as described in the Note 2.5, and must be analyzed jointly with the referred to financial statements.

The policy for recognizing and measuring income taxes in the interim period is described in Note 22.

2.3.	Use of Judgments, Estimates and Assumptions

In preparing these condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2017, except as described in the Note 2.5.

2.4.	Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•	Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Note 20 includes accounting classification and fair value measurement of financial instruments.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

2.5.	New Accounting Pronouncements

The Company applies, for the first time, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments). As required by IAS 34, the nature and effect of these changes are described below.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of others standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the cumulative effect method of adoption. Accordingly, the information presented for 2017 has not been restated.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(a)	Revenue from product sales

The Company’s contracts with customers for products sales generally includes a performance obligation. The Company has concluded that revenue from products sales should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as sales were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated below.

(i)	Variable consideration

Some contracts for product sales provide customers with a right of return. Prior to the adoption of IFRS 15, the Company recognized revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns. If revenue could not be reliably measured, the Company deferred revenue recognition until the uncertainty was resolved.

Under IFRS 15, rights of return give rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

Rights of return

For contracts that permit the customer to return an item, under IFRS 15 revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data.

The effect of adoption in January 1, 2018 resulted in the recognition of right of return assets (increase in inventories) of R$1,592 and refund liabilities (increase in other liabilities) of R$2,745. The net effect of R$1,153 was recorded in Accumulated losses.

(b)	Freight-related services

The Company’s contracts with customers for freight-related services is recognized once the service is rendered. The shipping fees are linked to the revenue from products sales. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as services were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated in topic (a).

(c)	Marketplace platform

The Company’s contracts with customers for Marketplace platform generates revenue in the form of a commission, when the third-party vendors sell the products on the Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies.

(d)	Ncard

The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies.

(e)	Presentation and disclosure requirements

As required for the condensed consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Notes 4 and 6 for the disclosure on disaggregated revenue.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company has applied IFRS 9 with the initial application date of January 1, 2018 and has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in Accumulated losses as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(a)	Classification and measurement of financial assets and liabilities

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. Therefore, the adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to classification and measurement financial assets.

The following table compares the measurement and classification under IAS 39 and IFRS 9 for each class of financial assets.

Financial instrument	Original classification under IAS 39	New classification under IFRS 9
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash, current and non-current portion	Loans and receivables	Amortized cost
Trade accounts receivables	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Judicial deposits	Loans and receivables	Amortized cost
Other assets, current and non-current portion	Loans and receivables	Amortized cost

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

(i)	Impairment

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. This new model requires the Company to record expected credit losses on all its long-term debts and trade accounts receivables, either on 12-month or lifetime basis.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company has assessed the application of IFRS 9 impairment model requirements and its assessment did not have any material impact on its opening balance at January 1, 2018 (except for trade receivables, described below).

Trade accounts receivables

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable. The Company already considered the exposure to credit risk over the impairment recognized under IAS 39.

Factors considered were:

•	Significant financial difficulty of the costumer;

•	Payment default;

•	Exposure to expected losses;

•	High probability of costumer bankruptcy;

•	Breach of contract, such as default or delinquency in interest or principal; and

•	Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status.

The application of IFRS 9’s impairment requirements at January 1, 2018 resulted in an additional allowance for doubtful accounts as follows.

	As at January 1, 2018
	Allowance for doubtful accounts (as previously disclosed)		New allowance for expected losses
	BRL		BRL
Not past due	R$	(8,199)	R$	(11,222)
Past due 1-30 days		(2,134)		(2,134)
Past due 31-90 days		(3,686)		(3,686)
Past due 91-120 days		(1,845)		(1,845)
Past due 120-180 days		(3,108)		(3,108)
Past due over 180 days		(1,899)		(1,899)

Total	R$	(20,871)	R$	(23,894)

Note 10 includes a table to summarize the impact of adopting IFRS 9 on the new allowance for expected losses.

(b)	Hedge accounting

The Company´s assessment did not indicate any impact on the application of IFRS 9 for hedge accounting, because no hedge transactions existed as of December 31, 2017 and no hedge transactions were entered into in the first quarter of 2018.

Other Clarifications, amendments and interpretations

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the condensed consolidated financial statements of the Company. Also, the Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

3.	Seasonality

Like most retail businesses, the Company experiences seasonal fluctuations in its net sales and operating results. Historically, the Company has generated higher net sales in the fourth quarter, which includes the Black November period (commercial holiday introduced in 2010 by Brazilian e-commerce websites which is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil, Argentina and Mexico while the first quarter of the year is our slowest period, as the months of January and February correspond to vacation time in Brazil and Argentina.

The amount of cash flows and working capital we require to support our operations fluctuate throughout the year, primarily driven by the seasonality of our business. Typically, we have higher generation of cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in this period, which includes the Black November period and the holiday season. Conversely, our cash flow requirements increase during the first quarter of the year as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volumes that typically follows such season.

4.	Segment Information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments: Brazil and International.

•	Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br and Shoestock.com.br and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico respectively.

The items not allocated directly to the reportable segments are disclosed as corporate and others. Corporate and others comprises operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and International were each independent reportable segments.

The Company has aggregated Mexico and Argentina geographic divisions into one reportable segment, International. Mexico and Argentina share similar characteristics as an operating segment, including, but not limited to the same degree of risk, same opportunities for growth and similar products and service offerings to local customers.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

	Brazil						International						Corporate and others						Total
	Three months ended in March 31,						Three months ended in March 31,						Three months ended in March 31,						Three months ended in March 31,
	2017		2018		2018		2017		2018		2018		2017		2018		2018		2017		2018		2018
	BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	355,512	R$	360,351	US$	108,415	R$	40,716	R$	38,942	US$	11,716	R$	—	R$	—	US$	—	R$	396,228	R$	399,293	US$	120,131
Cost of sales		(233,758)		(248,803)		(74,855)		(32,704)		(29,900)		(8,996)		—		—		—		(266,462)		(278,703)		(83,851)

Segment gross profit		121,754		111,548		33,560		8,012		9,042		2,720		—		—		—		129,766		120,590		36,280
Salaries and employees’ benefits		(35,083)		(49,625)		(14,930)		(6,065)		(6,178)		(1,859)		(279)		(441)		(133)		(41,427)		(56,244)		(16,922)
Marketing expenses		(29,216)		(38,032)		(11,442)		(5,992)		(5,345)		(1,608)		(79)		(218)		(66)		(35,287)		(43,595)		(13,116)
Operating lease		(6,094)		(6,863)		(2,065)		(899)		(1,142)		(343)		—		—		—		(6,993)		(8,005)		(2,408)
Credit card fees		(6,350)		(6,466)		(1,945)		(1,349)		(1,132)		(341)		—		—		—		(7,699)		(7,598)		(2,286)
Information technology services		(8,564)		(8,625)		(2,595)		(283)		(243)		(74)		(1,223)		(1,836)		(552)		(10,070)		(10,704)		(3,221)
Amortization and depreciation		(7,244)		(9,019)		(2,713)		(252)		(213)		(64)		(595)		(6,656)		(2,003)		(8,091)		(15,888)		(4,780)
Consulting		(2,267)		(1,863)		(561)		(318)		(295)		(88)		(191)		(785)		(236)		(2,776)		(2,943)		(885)
Allowance for doubtful accounts		(4,561)		(4,681)		(1,408)		—		—		—		—		—		—		(4,561)		(4,681)		(1,408)
Sales commissions and royalties		(2,540)		(3,912)		(1,177)		(166)		(275)		(83)		—		—		—		(2,706)		(4,187)		(1,260)
Facilities expenses		(3,228)		(3,459)		(1,041)		(351)		(294)		(88)		—		—		—		(3,579)		(3,753)		(1,129)
Other selling, general and administrative expenses		(8,770)		(5,168)		(1,555)		(1,194)		(1,241)		(372)		—		(309)		(94)		(9,964)		(6,718)		(2,021)
Other operating (expense) income, net		(1,044)		(1,107)		(333)		(4)		(3)		(1)		(44)		(7)		(2)		(1,092)		(1,117)		(336)

Total operating expenses		(114,961)		(138,820)		(41,765)		(16,873)		(16,361)		(4,921)		(2,411)		(10,252)		(3,086)		(134,245)		(165,433)		(49,772)
Financial income		3,956		4,116		1,238		343		460		139		730		8		2		5,029		4,584		1,379
Financial expenses		(34,219)		(17,305)		(5,206)		(2,497)		(2,764)		(832)		(1,551)		(8)		(2)		(38,267)		(20,077)		(6,040)

Loss before income tax		(23,470)		(40,461)		(12,173)		(11,015)		(9,623)		(2,894)		(3,232)		(10,252)		(3,086)		(37,717)		(60,336)		(18,153)

Income tax expense		—		—		—		—		—		—		—		—		—		—		—		—

Net loss	R$	(23,470)	R$	(40,461)	US$	(12,173)	R$	(11,015)	R$	(9,623)	US$	(2,894)	R$	(3,232)	R$	(10,252)	US$	(3,086)	R$	(37,717)	R$	(60,336)	US$	(18,153)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of net sales below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales.

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Sports (1)	R$	350,772	R$	334,847	US$	100,742
Fashion (1)		40,860		52,909		15,918
Market Place		4,596		11,537		3,471

Total net sales	R$	396,228	R$	399,293	US$	120,131

(1)	Freight services were allocated to the product revenues that they are related to.

Net sales generated from our international segment are denominated in local functional currencies. Revenues are translated at average rates prevailing throughout the period.

Net sales attributable to geographical areas are as follows:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Brazil	R$	355,512	R$	360,351	US$	108,415
Argentina		30,035		26,711		8,036
Mexico		10,681		12,231		3,680

Total net sales	R$	396,228	R$	399,293	US$	120,131

Property and equipment and intangible assets by geography are as follows:

	December 31, 2017	March 31, 2018
	BRL	BRL	USD
Property and equipment, net
Brazil	R$69,350	R$76,671	US$23,067
Argentina	2,574	2,381	716
Mexico	1,115	1,146	345

Total property and equipment, net	R$73,039	R$80,198	US$24,128
Intangible assets, net
Brazil	R$95,684	R$104,293	US$31,378
Argentina	11	14	4
Mexico	41	41	12
Cayman	20,103	15,439	4,645

Total intangible assets, net	115,839	119,787	36,039

Total	R$188,878	R$199,985	US$60,167

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

5.	Earnings (Loss) Per Share (“EPS”)

The Company computes basic loss per share by dividing net loss attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

Earnings per share data for both periods presented have been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.2) .

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the three months ended March 31, 2017 and 2018:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent	R$	(37,508)	R$	(60,219)	US$	(18,118)

Denominator
Weighted average number of outstanding shares of common stock	20,899,564		31,048,672		31,048,672
Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(1.79)	R$	(1.94)	US$	(0.58)

(1)	When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6. Net Sales

Details of net sales, including the disaggregation revenue per timing of revenue recognition, for the three months ended March 31, 2017 and 2018 were as follows:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Product sales—B2C	R$	366,759	R$	368,119	US$	110,752
Product sales—B2B		15,665		6,228		1,874
Other revenues—Freight related services		9,208		13,034		3,921
Other revenues—Marketplace		4,596		11,537		3,471
Other revenues—Ncard		—		375		113

Total net sales	R$	396,228	R$	399,293	US$	120,131

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company has established distribution centers in the States of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid, effectively increasing the amount of revenue recognized.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rates of a range from 0.5% to 1.0% during the three months ended March 31, 2017 and 2018, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during the three months ended March 31, 2017 and 2018.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 8 (a) of these financial statements presents the impact on cost of sales.

For the three months ended March 31, 2017 and 2018, the total amounts of tax incentives recorded in net sales are as follows:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
State of Pernambuco	R$	17,202	R$	10,875	US$	3,272
State of Minas Gerais		28,749		28,535		8,585

Total tax incentive	R$	45,951	R$	39,410	US$	11,857

7.	Deferred revenue

Deferred revenue from exclusive use of the Company’s customer database is recognized as other operating (expense) income, net in the consolidated statements of profit or loss using the straight-line method, over the period of the contract (10 years). In the three-month periods ended March 31, 2017 and 2018, the amount of R$375 (US$113) was recorded in other operating income related to customer database.

Deferred revenue from credit card activation is recognized as other revenues within net sales, in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers. In the three-month periods ended March 31, 2017 and 2018 the amount of R$0 and R$375 (US$113), respectively, was recorded in Other revenues – Ncard related to credit card activations.

8.	Expenses

(a)	Costs of Sales

The following is the breakdown of cost of sales for the three months ended March 31, 2017 and 2018, respectively:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Cost of product sales	R$	233,215	R$	244,654	US$	73,607
Shipping costs		31,536		33,710		10,142
Others		1,711		339		102

Total cost of sales	R$	266,462	R$	278,703	US$	83,851

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in Note 6 granted by the States of Minas Gerais and Pernambuco. For the three months ended March 31, 2017 and 2018, the total amounts of non-recoverable ICMS are as follows:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
State of Pernambuco	R$	4,726	R$	3,801	US$	1,144
State of Minas Gerais		15,819		17,276		5,198

Non-recoverable ICMS	R$	20,545	R$	21,077	US$	6,342

The impact of tax incentives net of non-recoverable ICMS for the three months ended March 31, 2017 and 2018 is R$25,406 and R$18,333 (US$5,516), respectively.

During the first quarter of 2017, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits amounting to R$10,118 (US$3,044), as a reduction of the cost of product sales.

(b)	Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for the three months ended March 31, 2017 and 2018, respectively:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Salaries and employees’ benefits	R$	34,139	R$	35,300	US$	10,620
Marketing expenses		35,287		43,595		13,116
Operating lease		4,906		5,545		1,668
Credit card fees		7,699		7,598		2,286
Information technology services		360		295		89
Amortization and depreciation		825		1,708		514
Consulting		345		103		31
Allowance for doubtful accounts		4,561		4,681		1,408
Sales commissions and royalties		2,706		4,187		1,260
Facilities expenses		2,850		2,983		897
Others		7,848		4,603		1,385

Total selling and marketing expenses	R$	101,526	R$	110,598	US$	33,274

(c)	General and Administrative Expenses

The following is the breakdown of general and administrative expenses for the three months ended March 31, 2017 and 2018, respectively:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Salaries and employees’ benefits	R$	7,288	R$	20,944	US$	6,302
Operating lease		2,087		2,460		740
Information technology services		9,710		10,409		3,132
Amortization and depreciation		7,266		14,180		4,266
Consulting		2,431		2,840		854
Facilities expenses		729		770		232
Others		2,116		2,116		636

Total general and administrative expenses	R$	31,627	R$	53,719	US$	16,162

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

(d)	Financial income (expenses)

The following is the breakdown of financial income and expenses of the Company for the three months ended March 31, 2017 and 2018, respectively:

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Interest income	R$	3,803	R$	3,005	US$	904
Foreign exchange gain		437		571		172
Imputed interest on installment sales		46		961		289
Derivative financial instruments gain		731		—		—
Other		12		47		14

Total financial income	R$	5,029	R$	4,584	US$	1,379

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Interest expense	R$	19,733	R$	7,969	US$	2,398
Imputed interest on credit purchases		16,063		8,669		2,608
Bank charges		1,571		1,194		359
Foreign exchange loss		—		431		130
Debt issuance costs		764		526		158
Other		136		1,288		387

Total financial expense	R$	38,267	R$	20,077	US$	6,040

9.	Cash and cash equivalents

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Cash and bank balances	R$	17,801	R$	5,173	US$	1,556
Cash equivalents		378,161		55,479		16,692

Total cash and cash equivalents	R$	395,962	R$	60,652	US$	18,248

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) and investment funds, issued by Brazilian financial institutions, with original maturities of 90 days or less that accrue at an average interest rate of 91.15% of CDI (Interbank Deposit Certificate rate).

10.	Trade accounts receivable, net

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Trade accounts receivables	R$	134,039	R$	131,122	US$	39,450
Allowance for doubtful accounts		(20,871)		(20,956)		(6,305)

Total trade accounts receivables, net	R$	113,168	R$	110,166	US$	33,145

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The changes in the allowance for doubtful trade accounts receivable for the three-month period ended March 31, 2017 and 2018 are as follows:

	March 31,
	2017		2018		2018
	BRL		BRL		USD
Balance at January 1	R$	(1,722)	R$	(20,871)	US$	(6,279)
Additions		(4,561)		(4,681)		(1,408)
Adjustment from adoption of IFRS 9 (a)		—		(2,322)		(699)
Adjustment from adoption of IFRS 9 (b)		—		(701)		(211)
Write-offs		4		7,619		2,292

Balance at March 31	R$	(6,279)	R$	(20,956)	US$	(6,305)

(a)	Impact of adopting IFRS9 on opening balance, related to reclassification from accounts receivables (“gross”) to allowance for doubtful accounts at January 1, 2018 as disclosed in Note 2.5.
(b)	Impact of adopting IFRS9 on opening balance, recognized in Accumulated losses as at January 1, 2018 as disclosed in Note 2.5.

Information about the Company’s exposure to credit and other market risks is included in Note 20.

11.	Inventories, net

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Finished goods for resale	R$	466,486	R$	482,162	US$	145,064
Right to recover returned goods		—		1,805		543
Allowance for slow moving and others		(9,854)		(14,085)		(4,238)

Total inventories, net	R$	456,632	R$	469,882	US$	141,369

Due to obsolescence, damaged and slow-moving items, the Company recognizes an allowance on the related inventories to their net realizable value. For the three months ended March 31, 2017 and 2018, the Company recognized a reduction (net effect of provision and reversal) and an increase in the allowance for slow moving of R$722 and R$4,231 (US$1,273), respectively.

12.	Recoverable taxes

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	107,965	R$	111,162	US$	33,444
VAT Taxes International		16,261		17,168		5,165
Taxes other than income tax (PIS and COFINS)		14,829		15,807		4,756
Withholding income taxes		4,467		4,204		1,265
Others		7,290		4,715		1,419

Total recoverable taxes	R$	150,812	R$	153,056	US$	46,049

Current		80,047		81,279		24,454
Non-Current		70,765		71,777		21,595

13.	Property and equipment, net

The gross amount of property and equipment was R$122,382 at December 31, 2017 and decreased to R$122,326 (US$36,803) at March 31, 2018. During the three months ended March 31, 2017 and 2018, the Company acquired property and equipment with a cost of R$2,790 and R$10,544 (US$3,172), respectively. During the three months ended March 31, 2017 and 2018, the Company disposed of property and equipment with a carrying amount of R$209 and R$529 (US$159), respectively, resulting in a loss on disposal of R$21 and R$276 (US$83), respectively, which was included in “other operating expense” in the condensed consolidated statements of profit or loss.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

14.	Intangible assets, net

The gross amount of intangible assets was R$188,254 at December 31, 2017 and increased to R$205,321 (US$61,773) at March 31, 2018. During the three months ended March 31, 2017 and 2018, the Company acquired and developed intangible assets with a cost of R$10,960 and R$16,801 (US$5,055), respectively. The increase is mainly in connection with software acquired and software in development related to website platform, license software and mobile platform (app).

15.	Trade accounts payable

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Trade accounts payable—domestic	R$	339,634	R$	246,797	US$	74,251
Trade accounts payable—foreign		26,201		26,695		8,032

Total trade accounts payable	R$	365,835	R$	273,492	US$	82,283

Information about the Company’s exposure to currency and liquidity risks is included in Note 20.

16.	Reverse factoring

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Trade accounts payable	R$	126,755	R$	56,025	US$	16,855
Other liabilities		22,173		5,101		1,535

Total reverse factoring	R$	148,928	R$	61,126	US$	18,390

The Company has entered into supply chain finance transactions with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories.

17.	Accrued expenses

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Selling and marketing services	R$	76,228	R$	49,697	US$	14,952
Provision for sales with a right of return		—		2,972		894
Freight		11,087		9,664		2,908
Gift card		7,191		8,530		2,566
Information technology		3,460		6,692		2,013
Acquisition of fixed assets and intangible		1,710		1,431		431
Rentals		2,987		2,939		884
Services		4,047		2,081		626
Employees benefits		3,566		1,724		519
Other		10,090		8,427		2,535

Total accrued expenses	R$	120,366	R$	94,157	US$	28,328

18.	Debt

During the three months ended March 31, 2017 and 2018, the Company repaid R$17,902 and R$31,765 (US$9,557) of secured borrowings and bank loans, respectively. The weighted average interest rate for debt was 16.66% and 9.52% for the three months ended March 31, 2017 and 2018, respectively.

The secured borrowings and debentures contain certain affirmative financial covenants for which the Company was in compliance as of March 31, 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The carrying value of the Company’s outstanding debt consists of the following:

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Secured borrowings	R$	199,320	R$	179,914	US$	54,129
Nonconvertible notes—Debentures		84,202		74,857		22,522
Bank loans		2,449		3,019		908
Total long-term debt		285,971		257,790		77,559
Current portion of long-term debt		106,577		104,104		31,321

Long-term debt, net of current portion	R$	179,394	R$	153,686	US$	46,238

19.	Derivative Financial Instruments

a)	Derivatives not designated as hedge accounting

The Company recognized a derivative gain of R$731 as financial income, in the condensed consolidated statements of profit or loss for the three-month period ended March 31, 2017.

The objective of these derivatives was to manage foreign exchange risks.

b)	Derivatives designated as hedge accounting

Since March 2016, the Company has not entered into new forward foreign exchange contracts in order to hedge their exposure to purchase commitments denominated in those currencies.

20.	Financial Instruments—Fair Value and Risk Management

(a)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

			As at December 31, 2017
			Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Total
			BRL	BRL	BRL	BRL
Cash and cash equivalents	9		—	395,962	—	395,962
Restricted cash, current and non-current portion			—	34,445	—	34,445
Trade accounts receivables	10		—	113,168	—	113,168
Due from related parties	23		—	12	—	12
Judicial deposits	24		—	106,914	—	106,914
Other assets, current and non-current portion				22,246	—	22,246
Trade accounts payable	15		—	—	(365,835)	(365,835)
Reverse factoring	16		—	—	(148,928)	(148,928)
Long-term debt	18		—	—	(285,971)	(285,971)
Accrued expenses	17		—	—	(120,366)	(120,366)
Other current liabilities			—	—	(31,044)	(31,044)

Total		R$	—	672,747	(952,144)	(279,397)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

		As at March 31, 2018
		Carrying amount
Financial assets or liabilities, not measured at fair value	Note	Fair value		Financial assets measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
		BRL		BRL	BRL	BRL	USD
Cash and cash equivalents	9	R$	—	60,652	—	60,652	US$	18,248
Restricted cash, current and non-current portion			—	39,452	—	39,452		11,869
Trade accounts receivables	10		—	110,166	—	110,166		33,145
Due from related parties	23		—	11	—	11		3
Judicial deposits	24		—	109,886	—	109,886		33,060
Other assets, current and non-current portion				23,448		23,448		7,055
Trade accounts payable	15		—	—	(273,492)	(273,492)		(82,283)
Reverse factoring	16		—	—	(61,126)	(61,126)		(18,390)
Long-term debt	18		—	—	(257,790)	(257,790)		(77,559)
Accrued expenses	17		—	—	(94,157)	(94,157)		(28,328)
Other current liabilities			—	—	(32,392)	(32,392)		(9,745)

Total		R$	—	343,615	(718,957)	(375,342)	US$	(112,925)

(b)	Measurement of fair values

The Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The fair value estimated of debentures is based on the current rates offered to the Company for debentures of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of the debentures has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of the debentures at December 31, 2017 and March 31, 2018 closely approximated the fair value at December 31, 2017 and March 31, 2018, respectively.

During year ended December 31, 2017 and three month ended March 31, 2018, there were no transfers between Level 1 and Level 2 fair value measurements or transfer to or from Level 3.

(c)	Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•	credit risk (see (i));

•	liquidity risk (see (ii)); and

•	market risk (see (iii)).

i.	Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

Trade Accounts Receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2017 and March 31, 2018, respectively.

At December 31, 2017 and March 31, 2018, respectively, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Credit card operations	R$	87,983	R$	86,571	US$	26,046
B2B customers		46,056		44,551		13,404

Total trade accounts receivable	R$	134,039	R$	131,122	US$	39,450
Allowance for doubtful accounts		(20,871)		(20,956)		(6,305)

Trade accounts receivable, net	R$	113,168	R$	110,166	US$	33,145

At December 31, 2017 and March 31, 2018, respectively, the aging of trade accounts receivable was as follows:

	December 31, 2017
	Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net
	BRL		BRL		BRL
Not past due	R$	109,135	R$	(8,199)	R$	100,936
Past due 1-30 days		5,449		(2,134)		3,315
Past due 31-90 days		5,304		(3,686)		1,618
Past due 91-120 days		3,551		(1,845)		1,706
Past due 120-180 days		4,278		(3,108)		1,170
Past due over 180 days		6,322		(1,899)		4,423

Total	R$	134,039	R$	(20,871)	R$	113,168

	March 31, 2018
	Gross amount		Allowance for doubtful accounts		Trade accounts receivable, net		Trade accounts receivable, net
	BRL		BRL		BRL		USD
Not past due	R$	110,494	R$	(6,728)	R$	103,766	US$	31,218
Past due 1-30 days		4,095		(1,969)		2,126		640
Past due 31-90 days		5,643		(3,124)		2,519		758
Past due 91-120 days		1,735		(955)		780		235
Past due 120-180 days		2,825		(2,949)		(124)		(37)
Past due over 180 days		6,330		(5,231)		1,099		331

Total	R$	131,122	R$	(20,956)	R$	110,166	US$	33,145

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

Cash and cash equivalents

The Company held cash and cash equivalents of R$395,962 and R$60,652 (US$18,248) at December 31, 2017 and March 31, 2018, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB-, based on Standard & Poor’s credit rating for local currency credit issuers.

ii.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities as of March 31, 2018. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of March 31, 2018.

	As at March 31, 2018
	Carrying amount		Carrying amount		Contractuall cash flows
					Within 1 year	1 - 3 years		3 - years		More than 5 years
	BRL		USD		BRL	BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	257,790	US$	77,559	R$ 157,571	R$	179,570	R$	9,296	R$	9,649
Trade accounts payable		273,492		82,283	276,785		—		—		—
Reverse factoring		61,126		18,390	61,962		—		—		—
Taxes and contributions payable		19,781		5,951	19,781		—		—		—
Accrued expenses		94,157		28,328	94,157		—		—		—
Other current liabilities		32,392		9,745	32,392		—		—		—
Provision for labor, civil and tax risks		13,677		4,115	—		—		—		13,677
Other non-current liabilities		30		9	—		—		—		30

	R$	752,445	US$	226,380	R$ 642,648	R$	179,570	R$	9,296	R$	23,356

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2017 and March 31, 2018:

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Unrestricted cash and cash equivalents	R$	395,962	R$	60,652	US$	18,248
Undrawn credit facility		347		12		4

Available liquidity	R$	396,309	R$	60,664	US$	18,252

In recent years, the Company has financed its operations in large part with cash flows from operating activities, bank financing and cash proceeds from issuances of common shares. The Company has taken a number of measures designed to improve liquidity, including: (i) reducing the number of monthly credit card installments from customers, (ii) renegotiating payment terms with suppliers, (iii) entering into sales of receivables with financial institutions, whereby the Company transfers its rights to receive cash flows from a portion of trade accounts receivable, limited to the amount given as securities for borrowing and debentures, (iv) entering into reverse factoring of trade accounts payable with financial institutions, whereby they commit to pay suppliers at an accelerated rate in exchange for a trade discount, (v) raise capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million. These measures are enabling the Company to secure liquidity to maintain its operations.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

iii.	Market risk

(a)	Foreign Currency Exchange Risk

The Company’s net sales are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

March 31, 2018
USD
Trade accounts payable	8,032
Accrued expenses	875

Net statement of financial position exposure	8,907

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

	Profit or loss
As at March 31, 2018	Strenghthening	Weakening
	BRL	BRL
Net exposure in USD	$2,961	(2,961)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of March 31, 2018.

(b)	Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$318 (US$96) for the three months ended March 31, 2018. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$99 (US$30) for the three months ended March 31, 2018.

(c)	Inflation Risk

Brazil and countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

21.	Share-based payments

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.2) .

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 631,470 share options to key employees, directors and independent contractors. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

(a)	Arrangements previously classified as cash-settled

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has became public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was remeasured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in Non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706.

For purposes of the statement of cash flows, share based payment transactions are fully reported under operating activities.

The Company did not repurchase shares during the three months period ended March 31, 2017 and 2018.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the period ended March 31, 2017 and 2018 is set forth in the following table:

Cash-settled arrangements	Number of Units	Weighted Average Exercise Price Per Unit		Weighted Average Remaining Contractual Term (in years)
USD
Oustanding at December 31, 2016	346,767	US$	16.76	1.3 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(73,710)		43.31

Oustanding at March 31, 2017	273,057	US$	9.59	0.9 year
Oustanding at December 31, 2017	—	US$	—
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	—		—

Oustanding at March 31, 2018	—	US$	—	0 year

Vested at March 31, 2017	171,930
Vested at March 31, 2018	—

As mentioned before, the Company reclassified the share-based plan from cash-settled to equity-settled after the IPO.

(b)	Equity-settled arrangements

During the 2017 first quarter and 2018 first quarter, the Company granted 127,500 and 108,000 share options, respectively, under the Plan with a non-market performance condition.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

The share option expense has been recognized since the grant date, and was fully recognized by October 2017. The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been regarded as equity-settled.

As the Company provide holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the period ended March 31, 2017 and March 31, 2018 is set forth in the following table:

Equity-settled arrangements	Number of Units	Weighted Average Exercise Price Per Unit		Weighted Average Remaining Contractual Term (in years)
		USD
Oustanding at December 31, 2016	23,250		8.10	0.8 year
Granted	127,500		8.10
Exercised	—		—
Forfeited/Cancelled	—		—

Oustanding at March 31, 2017	150,750	US$	8.10	0.6 year

Oustanding at December 31, 2017	369,620		9.20	0.7 year
Granted	108,000		8.10
Exercised	—		—
Forfeited/Cancelled	(16,124)		8.10

Oustanding at March 31, 2018	461,496	US$	8.98	0.6 year

Vested at March 31, 2017	—
Vested at March 31, 2018	407,146

As of March 31, 2018, the Company had remaining unrecognized compensation cost of R$16,627 (US$5,002), which is expected to be recognized over a weighted average period of 0.6 year.

The Company recognized compensation income for cash-settled arrangements of (R$11,829) for the three months ended March 31, 2017.

The Company recognized compensation expense for equity-settled arrangements of R$2,557 (US$769) for the three months ended March 31, 2018.

Upon completion of the initial public offering in April 2017, when the Company reclassified the share-based plan from cash-settled to equity-settled, the fair value per common share underlying the Company share options was re-measured to US$18.00 per common share, which was the price of the common shares on the date of our initial public offering. Subsequent to the initial public offering, the cost of equity-settled transactions is determined by the fair value at the grant date (and the Company uses the market price of the publicly traded common shares as an indicator of fair value).

The weighted average fair value of granted options were estimated at US$18.00 and US$16.21 per share at December 31, 2017 and March 31, 2018, respectively.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

22.	Income taxes

Income tax expenses for the periods presented are based on the best estimate of the weighted average annual income tax rate expected for the full years.

The Company’s effective tax rate for the three months ended March 31, 2018 was 0% (three months ended March 31, 2017: 0%).

23.	Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2017 and March 31, 2018 are listed below:

		Percentage Ownership and Voting Interest
Company	Country of Incorporation	December 31, 2017	March 31, 2018
Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet S.A.	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.17%
NS4 Com Internet S.A.	Mexico	100.00%	100.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	100.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

The Company has the following related party transactions:

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$	12	R$	11	US$	3

	Three months ended in March 31,
	2017		2018		2018
	BRL		BRL		USD
Income statement amounts
Key management personnel compensation
Compensation and short-term benefits	R$	1,961	R$	3,796	US$	1,142
Share-based payments		448		226		68

Total	R$	2,409	R$	4,022	US$	1,210

Financial expenses
Convertible notes interest		1,566		—		—

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

24.	Commitments and Contingencies

(a)	Litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements, other than the amount already provided for.

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

	Labor		Civil		Tax		Total		Total
	BRL		BRL		BRL		BRL		USD
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523	U$	3,768
Additions, net of reversal		(82)		1,128		996		2,042		614
Payments		(38)		(850)		—		(888)		(267)

As of March 31, 2018	R$	703	R$	1,301	R$	11,673	R$	13,677	U$	4,115

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits have significant amounts under dispute.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

(b)	Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2018

(In thousands of reais and dollars, unless otherwise stated)

	December 31, 2017		March 31, 2018
	BRL		BRL		USD
VAT taxes Brazil (PIS and COFINS)[1]	R$	94,909	R$	96,430	US$	29,012
PIS and COFINS on financial income[1]		2,558		2,760		830
Tax on manufactured products (IPI)[2]		7,489		8,588		2,584
Other		1,958		2,108		634

Total judicial deposits		106,914		109,886		33,060

(1)	Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS)

The Company is involved in disputes related to:

i)	Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company’s lawyers estimated chance of losing of this legal dispute remote as of December 31, 2017 and March 31, 2018. Since August of 2017, the Brazilian tax authority has ceased the obligation to make the judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)	A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)	Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

***********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 14, 2018